Exhibit 99.1

SYSWIN INC.

ANNOUNCES SHAREHOLDERS’ APPROVAL OF THE MERGER AGREEMENT

April 3, 2013 — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced Agreement and Plan of Merger dated December 24, 2012 (the “Merger Agreement”) among Brilliant Strategy Limited (“Parent”), a business company with limited liability incorporated under the laws of the British Virgin Islands, Brilliant Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). Approximately 89.20% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.99% were voted in favor of the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and approximately 100.00% were voted in favor of the proposal to authorize the directors of the Company to do all things necessary to give effect to the Merger Agreement.

All closing conditions set forth in the Merger Agreement have been satisfied or waived. The parties expect to complete the merger as soon as practicable, as a result of which completion SYSWIN will become a privately held company wholly owned by Parent and SYSWIN’s American depository shares will no longer be listed on the New York Stock Exchange.

About SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

Safe Harbor: Forward-Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning the effects of the Merger on the Company; the expected timing of the completion of the Merger; and all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Wen Fan

SYSWIN Inc.

T: +86-10-8472-8783

E: ir@syswin.com